Meeder Financial & The Flex-funds®

2nd Quarter 2010 Review

1

Hello. This is Bob Meeder, President of Meeder Financial and The Flex-funds® family of mutual funds. Welcome to our 2nd quarter 2010 Quarterly Status Review Webcast.

Agenda

Review of 2nd Quarter 2010

Current Investment Strategies

Key Factors That Could Affect Financial Markets

2

We will begin the webcast with a review of the recent stock market performance, followed by a discussion of our current investment strategies. We will then conclude the webcast by sharing with you what we believe to be some of the key factors that could influence the financial markets for the remainder of 2010. Let's start by reviewing how the market has performed as measured by the S&P 500 from several different starting dates as reference points.

S&P 500 Index: October 2007 through June 30, 2010

Closing High
October 9, 2007
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
12%
30%
S&P 500 October 2007 – June 30, 2010
3 declines of more than 5% per year is typical
-6%
-8%
-16%
-7%
5%
56%
S&P 500 October 2007 – March 9, 2009
57%
S&P 500 March 9, 2009 – June 30, 2010
10/1/07
12/1/07
2/1/08
4/1/08
6/1/08
8/1/08
10/1/08
12/1/08
2/1/09
4/1/09
6/1/09
8/1/09
10/1/09
12/1/09
2/1/10
4/1/10
6/1/10

Source: Dshort.com

3

First, let's look at a chart of the S&P 500 from its peak on October 9, 2007 to the end of the second quarter of 2010. Several things stand out here. From October 2007 to March 2009, the market declined by over 56%. However, within that time frame, there were four strong stock market rallies, where the market gained 12%, 7% 18% and 24%, respectively. From the low on March 9, 2009, the S&P 500 has now gained over 57%, but within that rally, there have now been 5 declines of 5% or more. These corrections are not atypical - historically the S&P has experienced, on average, 3 declines of more than 5% per year. The most recent decline, however, has been more severe, and the question on everyone's mind is this the start of another major decline in the stock market. Overall, the S&P Index is still down 30% below its all-time high set in October, 2007. I would now like to focus on the period since September, 2009.

S&P 500 Since September 2009

1250
1200
1150
1100
1050
1000
950
6.7%
YTD through June 30, 2010
6.0%
4th Quarter 2009
5.4%
1st Quarter 2010
11.4%
2nd Quarter 2010
9/30/09
10/15/09
10/30/09
11/14/09
11/29/09
12/14/09
12/29/09
1/13/10
1/28/10
2/12/10
2/27/10
3/14/10
3/29/10
4/13/10
4/28/10
5/13/10
5/28/10
6/12/10
6/27/10

Source: Bloomberg

4

This graph charts the S&P 500 back to September 30, 2009. The S&P was up 6% in the fourth quarter of 2009, followed by another 5% increase in the first quarter of 2010. However, during the 2nd quarter, the S&P 500 gave back all the gains for the prior 6 months by declining over 11% and was down over 6% YTD as of June 30.

Again, the question is - is the stock market going to experience a major decline or has the past 9 months simply been a consolidation or a pause that refreshes before the stock market resumes its up trend.

S&P 500 Index:
June 2002 through June 30, 20
December 2004
Real Estate Bubble
Fed Funds Rate 1%
Election Year
January 2009 – June 2010
Five Consecutive Years of Stock Market Gains
Fed Funds Rate 0.0% - 0.25%
Election Year
Source: Bloomberg

As we mentioned, many are concerned about the potential for a more severe market correction. To address this question, we would like to review 2 periods. The first being the 2007- 2009 bear market. The 2007 - 2009 bear market came at the end of a business cycle, the bursting of the real estate bubble and 5 consecutive years of stock market gains.

In our opinion, a better period for comparison of the past 18 months are the years 2003 and 2004. Like the March 2009 stock market lows, March 2003 put in a low of a major bear market. Some other similarities   like 2010, 2004 was an election year. Additionally, in June 2003, the fed finished lowering the fed funds rate to an unheard of low of 1%, much like the low interest rates we have experienced since December 2008. Note the remarkable similarities in the overall trends, at least up until May of 2010. Looking at the sum total of 2004, we can see three or four similar declines in the market, including the summer and the period running up to the election. History never repeats itself perfectly, but there are at least some fairly major similarities to 2004. If the summer of 2010 is at all like 2004, we could expect some choppy trading this summer before resuming a more positive stock market environment.

S&P 500 vs. S&P 500 Advance Decline

1,670
1,470
1,270
1,070
870
670
21500
19500
17500
15500
13500
11500
9500
7500
S&P 500
Advance Decline
Positive
Divergence
S&P 500
S&P 500 A/D
3/31/08
4/30/08
5/31/08
6/30/08
7/31/08
8/31/08
9/30/08
10/31/08
11/30/08
12/31/08
1/31/09
2/28/09
3/31/09
4/30/09
5/31/09
6/30/09
7/31/09
8/31/09
9/30/09
10/31/09
11/30/09
12/31/09
1/31/10
2/28/10
3/31/10
4/30/10
5/31/10

Source: Bloomberg

6

We utilize both fundamental and technical analysis to assess the risk/reward/relationship of the stock market. These next several slides illustrate some of the technical conditions of the stock market. This slide compares the S&P 500 in black to its advance/decline shown in red. From February 2010 through early June 2010, the S&P 500 traded in a sideways pattern. However the advance decline statistics show that more stocks were advancing more than declining on a day to day basis during this same period. Historically, when the stock market has had these kind of divergences, when the advance decline statistics are performing better than the indexes, it often indicates that the risk/ reward /relationship of the stock market is generally positive.

Advance Declines Neutral

1,670
1,470
1,270
1,070
870
670
21500
19500
17500
15500
13500
11500
9500
7500
S&P 500
S&P 500 A/D
3/31/08
4/30/08
5/31/08
6/30/08
7/31/08
8/31/08
9/30/08
10/31/08
11/30/08
12/31/08
1/31/09
2/28/09
3/31/09
4/30/09
5/31/09
6/30/09
7/31/09
8/31/09
9/30/09
10/31/09
11/30/09
12/31/09
1/31/10
2/28/10
3/31/10
4/30/10
5/31/10
6/30/10

Source: Bloomberg

7

However, as June progressed, the advance decline statistics began to breakdown, taking this from a positive indicator to more of a neutral indicator.

S&P 500
200 per. Mov. Avg. (S&P 500)
1,670
1,470
1,270
1,070
870
670
12/31/07
1/31/08
2/29/08
3/31/08
4/30/08
5/31/08
6/30/08
7/31/08
8/31/08
9/30/08
10/31/08
11/30/08
12/31/08
1/31/09
2/28/09
3/31/09
4/30/09
5/31/09
6/30/09
7/31/09
8/31/09
9/30/09
10/31/09
11/30/09
12/31/09
1/31/10
2/28/10
3/31/10
4/30/10
5/31/10
S&P 400
200 per. Mov. Avg. (S&P 400)
980
940
900
860
820
780
740
700
660
620
580
540
500
460
420
380
3/31/08
4/30/08
5/31/08
6/30/08
7/31/08
8/31/08
9/30/08
10/31/08
11/30/08
12/31/08
1/31/09
2/28/09
3/31/09
4/30/09
5/31/09
6/30/09
7/31/09
8/31/09
9/30/09
10/31/09
11/30/09
12/31/09
1/31/10
2/28/10
3/31/10
4/30/10
5/31/10
Russell 2000
200 per. Mov. Avg. (Russell 2000)
900
800
700
600
500
400
300
200
3/31/08
4/30/08
5/31/08
6/30/08
7/31/08
8/31/08
9/30/08
10/31/08
11/30/08
12/31/08
1/31/09
2/28/09
3/31/09
4/30/09
5/31/09
6/30/09
7/31/09
8/31/09
9/30/09
10/31/09
11/30/09
12/31/09
1/31/10
2/28/10
3/31/10
4/30/10
5/31/10
Source: Bloombe

8

The S&P 500 index represents 500 of the largest stocks, by market capitalization in the U.S. market, and well over half of the total market capitalization of all U.S. stocks. But there are other indices we follow as well. Here, through early June, even though the S&P 500 had broken below its 200 day moving average, other indices, including the S&P 400 Mid Cap Index and the Russell 2000 Small Cap Index, had, to that point, held above their 200-day moving averages, which tells us that the long-term trend of these markets were still generally positive.

S&P 500
200 per. Mov. Avg. (S&P 500)
S&P 400
200 per. Mov. Avg. (S&P 400)
Russell 2000
200 per. Mov. Avg. (Russell 2000)
Source: Bloomberg

9

However, over the remainder of June, these indices also failed to hold above their moving averages, again, turning a positive for the markets into a more questionable environment.

S&P 500 vs. 200 & 50 Day Moving Average

Through June 30, 2010

1,670
1,470
1,270
1,070
870
670
9/ 30/ 07
11/ 30/ 07
1/ 30/ 08
3/ 30/ 08
5/ 30/ 08
7/ 30/ 09
9/ 30/ 09
11/ 30/ 09
1/ 30/ 10
3/ 30/ 10
5/ 30/ 10
Increased Defensive position to 25% throughout June
Short-Term Moving
Long-Term Moving
Trend
S&P 500
200 per. Mov. Avg. (S&P 500)
50 per. Mov. Avg. (S&P 500)

Source: Bloomberg

10

Another way to determine the long-term trend of the stock market is to compare short term moving averages to long term moving averages. Historically, when the short-term moving averages are rising above the long term moving averages, the trend of the stock market is positive and when the short-term moving averages break below the long-term moving averages, the trend of the stock market becomes negative.

As this chart illustrates, in late June the 50-day moving average of the S&P 500 broke below the S&P 500's 200-day moving average.

As a result of these, and many other technical, valuation, interest rate and fundamental market data, we steadily increased the defensive position in our defensively managed equity portfolios from 10% to 25% over the month of June. We will discuss some of the other indicators and data, both positive and negative, in our market review in just a few moments.

S&P Sectors YTD

Russell 2000
S&P 500
Emerging Markets
Eurozone
Eliminated Developed International Exposure Q4 2009
15%
10%
5%
0%
-5%
-10%
-15%
-20%
2010
Feb
Apr
May
Jun

Source: Bloomberg

11

Now, let's review the performance of the S&P 500 for 2010 as compared to some of the other sectors of the stock market. Here, we show four distinct sectors of the market. Small cap stocks, as represented by the Russell 2000, shown in blue, large caps, as represented by the S&P 500, shown in red, Emerging Markets, as shown in green, and the Euro Zone, in yellow. For the first quarter, and leading in to late April, small caps, an area in which we were overweighted, was the place to be. As the second quarter progressed, we reduced our overweight in small caps, which also helped as small cap performance began to slightly lag large caps, as demonstrated by the blue and red lines coming closer together. Emerging markets, an area we substantially reduced in the first quarter continued to lag the S&P 500. In fact, it underperformed the S&P 500 in both the first and second quarters. Finally, the sovereign debt problems of Greece and other European countries have been well documented, but few realize the magnitude of the underperformance of the stocks in the European Union in 2010. Year to date, returns for Europe, as measured in U.S. dollar have declined by nearly 25%. If you listened to previous quarterly review webcasts, you might remember that we completely eliminated all direct exposure to all developed international markets, including Europe, in the 4th quarter of 2009 and have continued to avoid these markets for all of 2010. This move helped our relative performance for all of the first half of 2010.

Euro Currency
2010 Year-to-Date

18%
YTD as of June 30, 2010
1.4500
1.4000
1.3500
1.3000
1.2500
1.2000
Jan
Feb
Mar
Apr
May
Jun
2010

Source: Bloomberg

12

When discussing returns for international investments, there are two separate measures. Returns to local investors, and returns to U.S. investors. Returns to U.S. investors are also affected by changes in currency values. The sovereign debt concerns in Greece and other countries in the Euro region have taken their toll on the value of the Euro, which has declined 18% vs the U.S. Dollar from the first of the year through June 30th. In other words, the price of a Euro is 18% cheaper than what it was at the beginning of the year. Ultimately, this will make Europe more competitive globally, but for now, we continue to avoid this area of the market.

S&P Sector Leadership

Sector	12/31/09-4/23/10	Sector	4/23/10-6/30/10
Consumer Discretionary	19.8%	Telecom	-5.0%
Industrials	19.0%	Utilities	-6.8%
Financials	16.7%	Consumer Staples	-8.1%
S&P 500	**9.2%**	Health Care	-9.6%
Energy	7.7%	**S&P 500**	**-15.0%**
Information Tech	6.9%	Information Tech	-16.6%
Materials	5.9%	Industrials	-17.2%
Consumer Staples	4.9%	Financials	-17.8%
Health Care	0.4%	Consumer Discretionary	-18.2%
Utilities	-1.6%	Materials	-18.2%
Telecom	-6.2%	Energy	-18.9%

Source: Bloomberg

13

This table summarizes the returns of various sectors of the market for two distinct periods of time in 2010. First is the period up to the stock market's 2010 highs on April 23rd. The second is for the remainder of the year, from April 23rd to June 30th. We have been underweight the Information Technology sector for the entire year, which benefited returns during the strong stock market environment up to the April 23rd highs and then the subsequent decline. While we made some excellent calls on small caps and international stocks, two sectors that we were early on were Consumer Staples and Health Care. We were overweight these sectors in the period up to April 23rd, but stuck to our guns as these sectors, overall, have performed significantly better than the overall market since the April 23rd peak in the stock market. In fact, the top four sectors since the peak are the four classically more defensive sectors, Staples, Health Care, Utilities and Telecommunications, which we like to group together in what has been dubbed the "SHUT Index"

SHUT Index

NDR SHUT Cap-Weighted Index Relative to the S&P 500
Daily Data 6/30/2008 - 6/29/2010 (Log Scale)
NDR SHUT Index / S&P 500 ( ) 6/29/2010 = 114.9
50-Day Moving Average ( ) 6/29/2010 = 111.0
200-Day Moving Average ( ) 6/29/2010 = 113.4
SHUT Index
Staples
Healthcare
Utilities
Telecom
vs
S&P 500
2009
2010
Shaded areas are NDR-defined Bear Markets. Sector constituents are NDR estimates prior to 9/11/1989.
Copyright 2010 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html . For data vendor disclaimers refer to www.ndr.com/vendorinfo/

14

The SHUT index is a concept we introduced last quarter. The SHUT index is made up of the returns of the more defensive sectors, namely Staples, Health Care, Utilities and Telecom. This is a relative strength chart which graphs the performance of these four sectors, in total, as compared to the S&P 500. As we said last quarter, if the relative performance of these sectors turns up and moves above its moving average, it would demonstrate a change in leadership. Over the past month, it has broken through both the 50-day and, most recently, its 200-day moving average, and our overweighting of Staples and Health Care, in particular, have clearly benefited performance for the second quarter.

Where We Are Investing Now

As of June 30, 2010

Growth &

Aggressive Growth

Portfolios

[illegible]

Developed

International

Technology

Energy

Healthcare

Staples

Further reduced Emerging Market exposure

15

Now let's review how our funds and portfolios are currently positioned.

In our Growth and Aggressive Growth Portfolios, we have increased our large cap exposure while modestly decreasing our small cap exposure. Small caps have benefited from recent dollar strength and extremely low interest rates, but in this recent pullback, have lagged as compared to large caps

We have modest overweights in Energy, Health Care and Staples and are underweighted in Technology.

As we have communicated throughout this year, we totally eliminated our developed international market exposure at the end of 2009 and we reduced our emerging market exposure during the first quarter of 2010.

Where We Are Investing Now

As of June 30, 2010

Defensive

Equity

Portfolios

Equity Holdings Similar To Growth Portfolios

[illegible] 2008

position

16

In regards to our defensive equity portfolios, we have been at least partially defensive since January, 2008. We just shared with you some of our technical indicators that have broken down and we still see some elements of risk, including housing and unemployment, for the market. However, there are still many positive factors in place that we will discuss in a few minutes. Based upon our quantitative models and the other factors that guide our decision making process, we have adopted a 25% defensive position in bonds and money market securities for these portfolios. The equity exposure for these portfolios is very similar to the growth portfolios discussed in the previous slide.

Where We Are Investing Now

As of June 30, 2010

Defensive

Fixed-Income

Portfolios

Models Suggest Intermediate Term Rates will Rise

Overweight Corporate Bonds

Underweight Treasuries Agencies

17

And in terms of our Defensive Fixed income portfolios, our models continue to indicate that interest rates on a near-term basis should remain relatively stable, but on an intermediate to longer term basis could trend higher. We also continue to overweight corporate fixed income positions, while underweighting both Government Treasury and Agency positions.

With that said, I am now going to turn the remainder of this review over to Dale Smith, our Chief Investment Officer, who will inform you of what we believe may be some of the key drivers that could affect the financial markets and the economy for the remainder of 2010.

Key Drivers for 2010

Economic Recovery

- Shape of the Economy
- Unemployment
- Additional Stimulus Measures
- Potential Tax Increases/ Expiring Tax Cuts

Credit Crunch Persistence

- Commercial Real Estate
- Household Balance Sheet Repair
- Housing

Other Key Ingredients

- Growth Rate Differentials
- Sovereign Credit Risk
- Inflationary Pressures
- Exit Plans

18

Thank you Bob, and hello, again everyone.

We used this slide in each of the past two last quarters to summarize what we saw as the key drivers for the markets in 2010.

First, was the continuing progression of the economic recovery, and whether it would be V shaped, W shaped, or square root shaped. We still stick to our previous belief that it will be more square root shaped and, at this point, do not see the evidence to suggest a double dip, or W shaped recession scenario.
Next, was the effects of high rates of unemployment, which we will touch on in the upcoming slides.

Another question was would there be additional stimulus measures enacted as the effects of the original stimulus package begin to wear off.

And, importantly, what would be the effects on the economy if taxes are increased, or if the Bush era tax cuts that are scheduled to expire at the end of 2010 are not extended.

We will continue to focus on the economic issues caused by the continuing credit crunch. Lending standards are still very tight. Meanwhile, both commercial and residential real estate continue to struggle.

Other key ingredients to watch included the growth rate differentials across countries, expanding credit risks in some areas of the world, potential inflationary pressures, and finally, how the fed performs in exiting the many programs that have been utilized over the past 2 years in their attempts to keep the economy moving forward.

While downside economic risks have increased, we expect both the US and global recoveries to be sustained, though at a more moderate pace. Economic data is still quite volatile.

As we progress through the next several slides, note that in several instances, many indicators have reached multi-year, multi-decade and, in some cases, all-time extremes.

S&P 500 Operating Earnings

$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
12/31/2000
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010E
12/31/2011E
Analysts expect 2011 earnings to exceed 2006 & 2007

Source: Standard & Poor's

19

Let's start with a couple of positive slides for this section. This graph summarizes the total profits, on a per share basis, of the companies in the S&P 500 for the past 10 years along with analysts consensus estimates for 2010 and 2011. While 2011 estimates, especially are further out in the future and subject to more variability, and these estimates can and will change as we get closer, the important point to take from this slide is that, as of now, analysts expect 2011 earnings to actually exceed earnings for companies at their last peak in 2006 and 2007 and much higher that 2008 and 2009's profit levels.

Global Manufacturing Levels

As of June 30, 2010

60
55
50
45
40
35
30
50 Expansion
50 Contraction
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10
Apr-10
Jun-10
China
Japan
Eurozone
US

Source: Bloomberg

20

In previous quarters, we have discussed the Institute for Supply Management's monthly ISM index as a good indicator for GDP, and whether the economy appears to be expanding or contracting. A measure above 50 normally indicates expansion while a reading under 50 normally indicates that an economy is contracting. This quarter, we expanded this view to include similar measures in other areas of the world, here, specifically China, Japan and the Eurozone. Though the rates of expansion declined last month, indicating a slowdown as some of the effects of the stimulus package begin to wear off, it does still indicate that in all these areas, the manufacturing portions of there economies is still expanding, and not contracting as it was for much of 2008 and early 2009.

Unemployment Insurance Weekly Claims and Recessions

Recession
Current Level
Initial Claims (4 week moving Average)
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Initial Claims (4 week moving average)
1/1/2000
1/1/2001
1/1/2002
1/1/2003
1/1/2004
1/1/2005
1/1/2006
1/1/2007
1/1/2008
1/1/2009
1/1/2010
1/1/2011
A rate below 400,000 necessary for stabilization
http://www.calculatedriskblog.com/

21

Overall employment continues to be a very key issue for the continued success of the current economic recovery. Without an improved labor market, the pace of economic growth will remain subdued. Last month, the unemployment rate dropped from 9.7% to 9.5%, but this was very misleading, as this measure excludes workers who have stopped looking for work. Here is one indicator that continues to concern us. This slide is a measure of the 4 week average of new unemployment claims. While it is clearly much better than late 2008 and early 2009, it is still sticking stubbornly well above 400,000. For the 5 year period from mid 2003 to mid 2008, this measure remained under 400,000. Many economists believe that a rate of less than 400,000 is necessary to indicate a stabilization in total employment and to continue to move the economy forward.

Percent Job Losses in Post WWII Recessions

1948
1953
1958
1960
1969
1974
1980
1981
1990
2001
2007
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
-7.0%
Percent Job Losses Relative to Peak Employment Month
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47
Number of Months After Peak Employment (http://www.calculatedriskblog.com/)
Current Recession
Dotted Line Excludes Census Workers

22

We have used a version of this slide in each of the past few quarters. Though it may initially be confusing, this is simply the % of jobs lost for each of the 10 recessions since World War II. Note the general symmetry between the period of loss and the period of recovery for each recession. As you can see, the job losses in this current recession are now worse that any of the previous 9 recessions, and clearly much worse than the four recessions of the past 30 years. Also note how the last two recoveries, specifically off of the 1990 and 2001 recessions, were termed jobless recoveries, based on the extended period of time it took for jobs to come back. Many economists now believe it may take until the middle of this decade before the overall unemployment rate returns to normal. One reason for the recent uptick here is the increase in the temporary employment for the once-a-decade census headcount of U.S. population, and this slide shows the adjustment for that anomaly.

New Home Sales and Recessions

Seasonally Adjusted Annual Sales Rate (000s)
1,600
1,400
1,200
1,000
800
600
400
200
0
Jan-63 Jan-64 Jan-65 Jan-66 Jan-67 Jan-68 Jan-69 Jan-70 Jan-71 Jan-72 Jan-73 Jan-74 Jan-75 Jan-76 Jan-77 Jan-78 Jan-79 Jan-80 Jan-81 Jan-82 Jan-83 Jan-84 Jan-85 Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 Jan-11
30%
Since April 30, 2010
http://www.calculatedriskblog.com/

23

If you've listened to our previous quarter's reviews, you know we have included comments on housing each quarter for the past several years, and this quarter is no different. The expiration of the $8,000 first time homebuyer tax credit at the end of April had the effect of pulling forward future months sales. As a result, in the month after the expiration, new home sales dropped 30% and are now at an all time low since records have been kept in 1963. Though mortgage rates also are currently at or near all time lows, people who are unemployed, concerned about their employment, or in situations where their current equity in their home might be negative are less likely to be in the market for a new home. This does not bode well for housing prices over the near term.

Fannie Mae Conventional Single-family Serious Delinquency Rates

90 days past due
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0/0%
Percent of the total number of conventional single-family loans
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
http://www.calculatedriskblog.com

24

Another area of concern in housing is the number of homes that have mortgages that are seriously delinquent. This graph charts the percentage of home mortgages that are considered seriously delinquent, which is defined as more than 90 days past due. Though it appears to possibly have reached a peak, the number of homes with mortgages defined as seriously delinquent, many of which will likely end up in foreclosure, are putting additional pressures on the housing market. How quickly mortgage holders address these problem loans will affect how long the housing market will remain with excess inventory, putting additional downward pressure on housing prices.

Marriage and Taxes

Typical tax liability for various taxpayers in 2011

	If Bush tax cuts expire	If cuts are extended
Married, two earners, two children, earning $85,000/ year	$7,235	$5,383
Single, no children, $60,000/ year	$8,236	$7,484
Single, no children, $150,000/ year	$29,962	$26,996
Married, two earners, two children, $300,000/ year	$64,181	$61,292
Married, two earners, no children, $500,000/ year	$130,210	$123,900

25

Another key area of concern that we addressed in earlier quarters is one that you will continue to hear more and more about between now and November. As per usual, we try to stay out of the politics of such issues, but here, we show the effects on various examples of taxpayers if the existing tax cuts scheduled to expire at the end of December are not extended, either temporarily or permanently. For example, a married couple with two children, earning $85,000 a year would see their federal tax owed increase 34%. Again, avoiding taking sides politically, this will become the key issue leading into the November elections, with important consequences for the economy and the deficit.

Greece Sovereign 5 Year Bond Yield

15%
13%
11%
9%
7%
5%
3%
10.8%
As of June 30, 2010
12/31/09
1/7/10
1/14/10
1/21/10
1/28/10
2/4/10
2/11/10
2/18/10
2/25/10
3/4/10
3/11/10
3/18/10
3/25/10
4/1/10
4/8/10
4/15/10
4/22/10
4/29/10
5/6/10
5/13/10
5/20/10
5/27/10
6/3/10
6/10/10
6/17/10
6/24/10
7/1/10
7/8/10

Source: Bloomberg

26

This slide shows the year-to-date movement on Greece's 5 year government bond yield. The rising yield reflects heightened investor concerns regarding Greece's default risk, which has spread to other countries in the European periphery as well, including Portugal and Spain. Such concerns have served as the primary negative catalyst that has led to steep stock market declines around the world during the second quarter.

Financial Market Stress

HSBC Financial C Freddie Mac k combine The Reserve Fund

Countrywide Financial

- Interbank Lending Rates

BEAR STEARNS a division of J.P. Morgan

Merrill Lynch

AIG

ncial Ins ault Risk

imfb IndyMac Federal Bank

gage Ag Bank of America Spreac

WaMu

- Equity Volatility

FannieMae

LEHMAN BROTHERS

WACHOVIA

27

As witnessed during 2008, a malfunctioning financial system can have a systemic impact with severe consequences, and recent issues regarding sovereign debt has reignited fears that the financial system may once again be encountering challenges.

There are a variety of avenues through which we monitor the level of stress in the financial system. One such measure is called the HSBC Financial Clog Index. This index is convenient in that it combines a wide variety of measures, such as interbank lending and default risk, into one piece of data.

HSBC Financial Clog Index

12/31/09 to Current

400
350
300
250
200
150
Jan
Feb
Mar
Apr
May
Jun
2010

Source: Bloomberg

28

Despite a decline during the first quarter of this year, the Financial Clog Index has increased sharply during the second quarter, and is now substantially higher for the year-to-date period. In part, the increase is reflecting investor concerns that sovereign debt issues could potentially lead to another credit crisis.

HSBC Financial Clog Index

12/31/06 to Current

2000
1500
1000
500
0
2007
2008
2009
2010

Source: Bloomberg

29

While it is apparent that stress in the financial system has increased following the concerns surrounding sovereign debt, we believe it is necessary to view these stresses in context of the levels reached during the 2008 credit crisis. As illustrated in this chart, the Financial Clog Index remains well below the levels experienced during 2008.

While we are not discounting the potentially severe implications of a sovereign debt crisis, we believe investor fear over the return of a 2008-style crisis is premature and overblown at this point.

Fed Funds and Treasury Rates

	12/31/06	12/31/07	12/31/08	12/31/09	03/31/10	06/30/10
Fed Funds	5.25%	4.25%	0.00 - 0.25%	0.00 - 0.25%	0.00 - 0.25%	0.00 - 0.25%
2 Years	4.74%	3.05%	0.84%	1.14%	1.02%	0.63%
5 Years	4.70%	3.45%	1.61%	2.69%	2.55%	1.80%
10 Years	4.71%	4.04%	2.67%	3.85%	3.84%	2.96%

Source: Bloomberg

30

Investors in US Treasuries have shown little concern. This chart shows the Fed Funds rate and rates at various points on the US Treasury yield curve for the past 3 quarters and for the past 3 years. A couple of key points here. Rates across the yield curve have dropped. In fact, the yield on 2 year treasuries reached an all time low at the end of June. At this point, bond investors seem to be showing little concern for inflation.

Fed Funds Futures

0.0%- 0.25%
Since
December
2008
2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Jan-11
Mar-11
May-11
12/31/2009
3/31/2010
6/28/2010

Source: Bloomberg

31

The Federal Reserve has kept rates at between 0.00 and 0.25% since December 16, 2008. As we have said in previous quarters, we believed that the fed would keep short term rates low longer than many others believed, and it appears that the markets are now starting to agree with us. This slide shows the fed fund futures curve as of December 31 of last year, March 31 of this year and June 30 of this year. Whereas the consensus as of 12/31 was that rates would climb to 1% and beyond by November of this year, the flatness of the current rate expectations curve shows that investors now expect the fed to likely keep rates at the current extremely low level into 2011.

Core Inflation

Lowest level in 44 Years

14%
12%
10%
8%
6%
4%
2%
0%
Core
Inflation:
Inflation excluding
food and energy
0.7%
as of March 31, 2010
Jun-59
Jun-61
Jun-63
Jun-65
Jun-67
Jun-69
Jun-71
Jun-73
Jun-75
Jun-77
Jun-79
Jun-81
Jun-83
Jun-85
Jun-87
Jun-89
Jun-91
Jun-93
Jun-95
Jun-97
Jun-99
Jun-01
Jun-03
Jun-05
Jun-07
Jun-09

Source: Bloomberg

32

Inflation has also remained well under control. Here, core inflation, which is defined as inflation excluding food and energy costs are most recently at their lowest levels in 44 years.

Looking forward, the combination of high levels of unemployment and these low levels of inflation will continue to give the fed the ability to keep interest rates at their low levels for the next several months.

That concludes my portion of the presentation and with that I will pass it back to Bob.

Contact Us

Meeder Financial, Inc.
6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com
clientservices@meederfinancial.com

33

We trust you found this information helpful and informative. We would appreciate any feedback you may have on how we can improve our communications. Once again, if you have any questions or comments, please feel free to call or e-mail us. Thank You.